EX. 99.28(d)(15)(vii)

Amendment

to Amended and Restated

Investment Sub-Sub-Advisory Agreement Between

Goldman Sachs Asset Management, L.P.

and Goldman Sachs Asset Management International

(as agreed to by JNL Series Trust)

This Amendment is made by and between Goldman Sachs Asset Management, L.P., a Delaware limited partnership (“GSAM”), and Goldman Sachs Asset Management International, a company organized with unlimited liability under the laws of England (“GSAMI”), each a “party”, collectively “parties”.

Whereas, GSAM and GSAMI entered into an Amended and Restated Investment Sub-Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended May 30, 2013 (“Agreement”), whereby GSAM appointed GSAMI to provide certain sub-investment advisory services to certain investment portfolios (“Funds”) of JNL Series Trust (“Trust”).

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 7. “Term and Termination”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 7. “Term and Termination” in its entirety, and replace it with the following:

7.
Term and Termination.  The Agreement will become effective as to a Fund upon execution, and unless sooner terminated as provided herein, will continue in effect for two (2) years from the effective date of the initial Investment Sub-Sub-Advisory Agreement with regard to all Fund(s) covered by this Agreement.  Thereafter, if not terminated as to a Fund, this Agreement will continue from year to year through September 30th of each successive year following the initial two year period, for each Fund covered by this Agreement, provided that such continuation is specifically approved at least annually by the Trust’s Board of Trustees or by vote of a majority of the outstanding voting securities of each Fund, and in either event approved also by a majority of the Trustees of the Trust who are not interested persons of the Trust, or of JNL, GSAM and GSAMI.

Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, on sixty days’ written notice by the Trust or JNL, or on sixty days’ written notice by GSAM or GSAMI. This Agreement shall terminate automatically if the Sub-Advisory Agreement terminates.

This Agreement will immediately terminate in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities”, “interested persons” and “assignment” have the same meaning of such terms in the 1940 Act.)

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, each party has caused this Amendment to be executed as of the respective dates set forth below, effective June 4, 2014.

Goldman Sachs Asset Management, L.P.

By:	/s/ Marci Green
Name:	Marci Green
Title:	Managing Director
Date:	June 18, 2014

Goldman Sachs Asset Management International

By:	/s/ Ted Sotir
Name:	Ted Sotir
Title:	Managing Director
Date:	24-June-14

Accepted and Agreed: JNL Series Trust

By:	/s/ Mark D. Nerud
Name:	Mark D. Nerud
Title:	President, and Chief Executive Officer
Date:	June 5, 2014